UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             DAW TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    239220106
                  ---------------------------------------------
                                 (CUSIP Number)

                                  Mr. Terry Daw
                              3706 Shorewood Avenue
                           Greenbank, Washington 98253

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 30, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.    239220106                             PAGE   2   OF    11    PAGES
           --------------                                -----    --------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Terry Daw
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a)  [ ]
                                                                       (b)  [x]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         203,290
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       110,020
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    203,290
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    110,020
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       313,310
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.540%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.    239220106                             PAGE   3   OF    11    PAGES
           --------------                                -----    --------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Darcy Daw
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [x]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power           313,903
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power         110,020
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power      313,903
  Reporting          ___________________________________________________________

  Person With        10    Shared Dispositive Power    110,020
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       423,923
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        3.438%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.    2392202106                             PAGE   4   OF    11    PAGES
           --------------                                -----    --------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Gordon Daw
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [x]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       CA
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power               0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       593,313
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power          0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    593,313
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       593,313
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.811%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.    239220106                             PAGE   5   OF    11    PAGES
           --------------                                -----    --------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Nanette Daw
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [x]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power               0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       593,313
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power          0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    593,313
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       593,313
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.811%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.    239220106                             PAGE   6   OF    11    PAGES
           --------------                                -----    --------

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, $0.01 par value

         Issuer:  Daw Technologies, Inc.
                  2700 South 900 West
                  Salt Lake City, Utah  84119

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by the individuals identified below (collectively the "Reporting Persons"):

      1. Terry Daw
         3706 Shorewood Avenue
         Greenbank, WA  98253

         Principal Employment:  Retired.

         This Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      2. Darcy Daw
         3706 Shorewood Avenue
         Greenbank, WA  98253

         Principal Employment:  Retired.

         This Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      3. Gordon Daw
         387 Golden Pheasant Drive
         Draper, Utah  84020

         Principal Employment:  Vice President, Daw, Incorporated
                                                125 52 South 125 West
                                                Draper, Utah  84020

         The principal business activity of Daw, Incorporated is to provide interior specialty contractor and dry wall services.

         This Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil

CUSIP NO.    239220106                             PAGE   7   OF    11    PAGES
           --------------                                -----    --------

         proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      4. Nanette Daw
         387 Golden Pheasant Drive
         Draper, Utah  84020

         Principal Employment:  Homemaker.

         This Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Except as indicated below, all Common Stock was acquired by the Reporting Persons directly from the Issuer on October 13, 1992 in connection with the merger of Prima Acquisitions, Inc. and the Issuer. None of the Common Stock of the Reporting Persons was purchased with cash funds thereof.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons have acquired the Common Stock of the Issuer for long-term investment purposes. Except as indicated below, all Common Stock was acquired by the Reporting Persons directly from the Issuer on October 13, 1992 in connection with the merger of Prima Acquisitions, Inc. and the Issuer.

         Except as set forth in this Item 4 and elsewhere in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time without notice. The Reporting Persons believe however, that for the past two years, the Issuer's stock price has been adversely affected by activity of persons who have borrowed and sold Common Stock of the Issuer ("short-sales").

         Since the Reporting Persons are committed to a long-term investment in the Issuer, the Reporting Persons have determined that it is not in their interest to permit Common Stock of the Issuer beneficially owned by them to be borrowable for purposes of facilitating short sales. It is therefore the present intention of the Reporting Persons to (i) terminate any existing stock loan agreements that entitle brokers to loan the fully-paid Common Stock of the Issuer held in each of the Reporting Persons' accounts, and (ii) request that their brokers promptly obtain and maintain the physical possession or control of all Common Stock of the Issuer beneficially owned by the Reporting Persons that is currently being used for stock loans.

         From time to time, the Reporting Persons will evaluate their decision to hold the Common Stock of the Issuer in the manner described above and may contact other shareholders of the Issuer to discuss with them the advisability of stock loan agreements related to the Common Stock of the Issuer held by them.

CUSIP NO.    239220106                             PAGE   8   OF    11    PAGES
           --------------                                -----    --------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership by each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:


        No. of Shares Deemed                 Nature of Ownership                 Percentage of Class
     to be Beneficially Owned:
              203,290                 The record ownership and economic                 1.648%
                                      interest in such shares is held
                                      solely by Terry Daw.

              313,903                 The record ownership and economic                 2.545%
                                      interest in such shares is held
                                      solely by Darcy Daw.

              110,020                 The record ownership and economic                  .892%
                                      interest in such shares is held jointly by
                                      Terry Daw and Darcy Daw,  and each of them
                                      has shared  voting and  dispositive  power
                                      with respect to such shares.

              593,313                 The record ownership and economic                 4.811%
                                      interest in such shares is held jointly by
                                      Gordon Daw and  Nanette  Daw,  and each of
                                      them has  shared  voting  and  dispositive
                                      power with respect to such shares.
            ____________                                                           _______________
             1,220,526                                                                  9.896%

         Collectively,   the  Reporting   Persons  may  be  deemed  directly  or
indirectly to beneficially own 9.296% of the Common Stock of the Issuer.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 12,330,254 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K filed on April 1, 1996.

         (b) Terry Daw has sole voting and dispositive power over 203,290 shares of the Common Stock of the Issuer beneficially owned by him. Darcy Daw has sole voting and dispositive power 313,903 shares of the Common Stock of the Issuer beneficially owned by her. Terry Daw and Darcy Daw have shared voting and dispositive power over 110,020 shares of the Issuer beneficially owned by them as joint tenants. Gordon Daw and Nanette Daw have shared voting and dispositive power over the 593,313

CUSIP NO.    239220106                             PAGE   9   OF    11    PAGES
           --------------                                -----    --------

shares of the Issuer beneficially owned by them as joint tenants. Neither Gordon Daw nor Nanette Daw has sole voting power or dispositive power over any shares of the Issuer.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows: None.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing

CUSIP NO.    239220106                             PAGE  10   OF    11    PAGES
           --------------                                -----    --------

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                by: /s/ Terry Daw
                                    ----------------------------------
                                    Terry Daw



                                    /s/ Darcy Daw
                                    ----------------------------------
                                    Darcy Daw



                                    /s/ Gordon Daw
                                    ----------------------------------
                                    Gordon Daw



                                    /s/ Nanette Daw
                                    ----------------------------------
                                    Nanette Daw



Date:  April 30, 1996

CUSIP NO.    239220106                             PAGE  11   OF    11    PAGES
           --------------                                -----    --------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             DAW TECHNOLOGIES, INC.
                          COMMON STOCK, $0.01 PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 30th day of April, 1996.


                                by: /s/ Terry Daw
                                    ----------------------------------
                                    Terry Daw



                                    /s/ Darcy Daw
                                    ----------------------------------
                                    Darcy Daw



                                    /s/ Gordon Daw
                                    ----------------------------------
                                    Gordon Daw



                                    /s/ Nanette Daw
                                    ----------------------------------
                                    Nanette Daw